UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

TROPICANA LAS VEGAS HOTEL AND CASINO, INC.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

897085106

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d–1(b)

☐ Rule 13d–1(c)

☒ Rule 13d–1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 897085106

(1)	Names of Reporting Persons: Bank of America Corporation
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization: Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power: 21,082 shares
(6) Shared voting power: 16,350,824 shares (See Item 4)
(7) Sole dispositive power: 21,082 shares
(8) Shared dispositive power: 16,350,824 shares (See Item 4)
(9)	Aggregate amount beneficially owned by each reporting person: 16,350,824 shares (See Item 4)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9): 100% (See Item 4)
(12)	Type of reporting person (see instructions): HC, CO

CUSIP No. 897085106

(1)	Names of Reporting Persons: Merrill Lynch Pierce Fenner & Smith Incorporated
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization: Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power: 21,082 shares
(6) Shared voting power: 16,350,824 shares (See Item 4)
(7) Sole dispositive power: 21,082 shares
(8) Shared dispositive power: 16,350,824 shares (See Item 4)
(9)	Aggregate amount beneficially owned by each reporting person: 16,350,824 shares (See Item 4)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9): 100% (See Item 4)
(12)	Type of reporting person (see instructions): BD, IA, CO

ITEM 1.	Issuer.

(a) Name of issuer: Tropicana Las Vegas Hotel and Casino, Inc.

(b) Address of issuer’s principal executive offices:

3801 Las Vegas Boulevard South

Las Vegas, Nevada 89109

ITEM 2.	Filing Person.

(a) Name of person filing:

(i) Bank of America Corporation

(ii) Merrill Lynch Pierce Fenner & Smith Incorporated

(b) Address or principal business office or, if none, residence:

The address of the principal business office of Bank of America Corporation is 100 North Tryon Street, Charlotte, NC 28255. The address of the principal business office of Merrill Lynch Pierce Fenner & Smith Incorporated is One Bryant Park, New York, NY 10036.

(c) Citizenship:

(i) Bank of America Corporation is a Delaware corporation; and

(ii) Merrill Lynch Pierce Fenner & Smith Incorporated is a Delaware corporation.

(d) Title of class of securities: Class A Common Stock (“Class A Common”)

(e) CUSIP No.: 897085106

ITEM 3.	If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

(e)	☐	An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K).

ITEM 4.	Ownership

As more fully described in Post-Effective Amendment No. 1 to Registration Statement on Form 10 filed by Tropicana Las Vegas Hotel and Casino, Inc. (the “Company”) on May 28, 2010, all of the Company’s stockholders are parties to a Stockholders’ Agreement, dated as of July 1, 2009 (the “Stockholders’ Agreement”), which contains certain agreements as to voting. Merrill Lynch Pierce Fenner & Smith Incorporated (“Merrill Lynch”) became a party to the Stockholders’ Agreement on May 29, 2013. The stockholders that are parties to the Stockholders’ Agreement may be deemed to be a group that beneficially owns more than 5% of the shares of the Company’s Class A Common Stock under Section 13(d) of the Securities Exchange Act of 1934, as amended. Merrill Lynch and Bank of America Corporation disclaim beneficial ownership of the shares of the Company’s Class A Common Stock that Merrill Lynch does not own directly.

Merrill Lynch is a wholly owned subsidiary of NB Holdings Corporation, which, in turn, is a wholly-owned subsidiary of Bank of America Corporation.

Based solely on information provided by the Company, the table below shows the direct ownership (excluding the deemed beneficial ownership of shares held by other members of the group as a result of the Stockholders’ Agreement) of all of the stockholders of the Company’s capital stock assuming full conversion of all shares of Preferred Stock into Class A Common. The calculations of direct or beneficial ownership are based on 4,670,151 shares of Class A Common, 750,000 shares of Class A Convertible Participating Preferred Stock (“A1 Preferred”), convertible into 3,000,000 shares of Class A Common (assuming an exchange ratio of 4:1), 545,585 shares of Class A Series 2 Convertible Participating Preferred Stock (“A2 Preferred”), convertible into 2,182,340 shares of Class A Common (assuming an exchange ratio of 4:1), 350,000 shares of Class A Series 3 Convertible Participating Preferred Stock (“A3 Preferred”), convertible into 2,333,333 of Class A Common (assuming an exchange ratio of 6.67:1), and 416,500 shares of Class A Series 4 Convertible Participating Preferred Stock (“A4 Preferred”), convertible into 4,165,000 of Class A Common (assuming an exchange ratio of 10:1), (collectively, “Class A Preferred”) that were outstanding as of December 31, 2013.

	Class A Common Assuming Full Conversion of Preferred Stock
	Shares	Percent
Trilliant Gaming Nevada Inc. (a)	13,513,904	82.7%
Wells Fargo Principal Investment, LLC (b)	1,437,135	8.8%
H/2 Special Opportunities Ltd. And LP (c)	824,629	5.0%
Aozora Bank Ltd.	110,000	*
Embassy & Co.	100,000	*
Federal Deposit Insurance Receiver /Community Bank of Nevada	100,000	*
Fidelity ADV Series I: Fidelity Advisors Floating Rate High Income Fund (d)	48,650	*
Newcastle CDO IX I Ltd.	30,000	*
State Street Bank & Trust (e)	29,772	*
Fifth Street Station LLC (f)	21,252	*
Merrill Lynch Pierce Fenner & Smith Incorporated	21,082	*
Ocean Trails CLO II	20,000	*
US Bank NA (g)	14,000	*
General Electric Pension Trust (h)	13,000	*
WG Horizons CLO I	10,000	*
Whitehorse V Ltd.	10,000	*
Wells Capital Management, Inc. (i)	9,592	*
Prospero CLO II BV	8,000	*
EMSEG & Co (j)	5,308	*
USB Securities	5,000	*
Deutsche Bank (k)	3,500	*
Judy A. Mencher	4,000	*
John Redmond	4,000	*
Larry Krause (l)	4,000	*
Michael Ribero (l)	4,000	*
Total:	16,350,824	100.0%

*	Represents holding percentage of less than 1%.

(a)	Consists of shares held by Onex Armenco Gaming I LP (1,931,407 shares of Class A Common, 382,623 shares of A1 Preferred, 284,823 shares of A2 Preferred, 179,501 shares of A3 Preferred and 251,598 shares of A4 Preferred), Onex Armenco Gaming II LP (358,245 shares of Class A Common, 23,058 shares of A1 Preferred, 18,048 shares of A2 Preferred, 11,258 shares of A3 Preferred, and 13,085 shares of A4 Preferred), Onex Armenco Gaming III LP (71,524 shares of Class A Common, 14,170 shares of A1 Preferred, 10,547 shares of A2 Preferred, 6,647 shares of A3 Preferred and 9,317 shares of A4 Preferred), Onex Armenco Gaming IV LP (45,922 shares of Class A Common, 9,097 shares of A1 Preferred, 6,773 shares of A2 Preferred, 4,268 shares of A3 Preferred, and 5,981 shares of A4 Preferred), Onex Armenco Gaming V LP (71,524 shares of Class A Common, 14,170 shares of A1 Preferred, 10,547 shares of A2 Preferred, 6,647 shares of A3 Preferred and 9,317 shares of A4 Preferred), Onex Armenco Gaming VI LP (40,054 shares of Class A Common, 7,935 shares of Al Preferred, 5,906 shares of A2 Preferred, 3,722 shares of A3 Preferred and 5,217 shares of A4 Preferred), Onex Armenco Gaming VII LP (31,673 shares of Class A Common, 6,274 shares of A1 Preferred, 4,671 shares of A2 Preferred, 2,943 shares of A3 Preferred and 4,126 shares of A4 Preferred), Onex Armenco Gaming IX LP (27,933 shares of Class A Common, 5,533 shares of A1 Preferred, 4,119 shares of A2 Preferred, 2,596 shares of A3 Preferred and 3,638 shares of A4 Preferred) and Onex Armenco Gaming X LP (678,641 shares of Class A Common, 134,442 shares of A1 Preferred, 100,078 shares of A2 Preferred, 63,071 shares of A3 Preferred and 88,404 shares of A4 Preferred) and Onex Armenco Gaming XI LP (71,524 shares of Class A Common, 14,170 shares of A1 Preferred, 10,547 shares of A2 Preferred, 6,647 shares of A3 Preferred and 9,317 shares of A4 Preferred). Trilliant Gaming Nevada Inc. (“Trilliant Gaming”) is the general partner of, and controls all voting and investment decision of, each of the Onex Armenco Gaming Entities. Each of Mr. Alex Yemenidjian, the Company’s Chairman, Chief Executive Officer and President, Mr. Timothy Duncanson, one of the Company’s directors, and Mr. Gerald Schwartz, the chairman and controlling stockholder of Onex Corporation, owns one-third of the outstanding voting securities of Trilliant Gaming and together Messrs. Yemenidjian, Duncanson and Schwartz own 100% of the outstanding voting securities of Trilliant Gaming. A stockholders agreement among Messrs. Yemenidjian, Duncanson and Schwartz sets forth the rights of each of them with respect to control of Trilliant Gaming and, in turn, the securities of the Company owned by the Onex Armenco Gaming Entities. The Onex Armenco Gaming Entities were formed by entities affiliated with Onex Corporation. As a result, Trilliant Gaming and, in turn, Messrs. Yemenidjian, Duncanson and Schwartz, may be deemed to have beneficial ownership of the shares of Class A Common held by the Onex Armenco Gaming Entities, but disclaim beneficial ownership of shares held by parties other than these entities. Each of these entities disclaims beneficial ownership of shares held by parties other than these entities.
(b)	Consists of 502,800 shares of Class A Common, 85,172 shares of A1 Preferred, 45,585 shares of A2 Preferred, 36,946 shares of A3 Preferred and 16,500 shares of A4 Preferred. Wells Fargo Principal Investments, LLC is a wholly-owned subsidiary of Wells Fargo & Company (“Wells Fargo”). Wells Fargo may be deemed to have beneficial ownership of shares of the Company held by Wells Fargo Principal Investments, LLC.
(c)	Consists of 294,672 shares of Class A Common, 48,701 shares of A1 Preferred, 40,865 shares of A2 Preferred and 25,754 of A3 Preferred. H/2 Special Opportunities Ltd. has ownership of 3,839 shares of Class A Common and H/2 Special Opportunities L.P. owns the remaining shares. H/2 Special Opportunities Ltd. is wholly-owned by H/2 Opportunities L.P. By virtue of his status as the managing member of H/2 SOGP LLC, which is the general partner of H/2 L.P., Spencer Haber may be deemed to be the beneficial owner of the shares of the Company held directly by H/2 Special Opportunities L.P., and H/2 Opportunities Ltd., which shares may also be deemed to be beneficially owned by H/2 SOGP LLC and H/2 Special Opportunities L.P.
(d)	Consists of 48,650 shares of Class A Common. Fidelity Advisor Series I: Fidelity Advisor Floating Rate High Income Fund (“Fidelity Advisor Series I”) is an open-end investment company registered under the Investment Company Act of 1940 and advised by Fidelity Management & Research Company, a wholly-owned subsidiary of FMR LLC and an investment adviser registered under the Investment Advisers Act of 1940. Fidelity Advisor Series I is the record owner of the shares reported.
(e)	Consists of shares held by Blazerman & Co. (5,000 shares of Class A Common and 333 shares of A2 Preferred), Cruiselake & Co. (840 shares of Class A2 Preferred), Deckship & Co. (7,500 shares of Class A Common) and Wateredge & Co. (7,500 shares of Class A Common and 1,270 shares of Class Al Preferred). Each of these entities disclaims beneficial ownership of shares held by parties other than these entities.

(f)	Consists of shares of 10,000 shares of Class A Common, l,693 shares of Al Preferred, and 1,120 shares of A2 Preferred.
(g)	Consists of shares of Class A Common held by Veritas CLO I Ltd. (6,000 shares) and Veritas CLO II Ltd. (8,000 shares). Each of these entities disclaims beneficial ownership of shares held by parties other than these entities.
(h)	Consists of 13,000 shares Class A Common. GE Capital Debt Advisors (“GECDA”) is an investment manager of General Electric Pension trust (“GEPT”). GEPT shares voting and dispositive power over the shares reported and may be deemed to be the beneficial owner of such shares.
(i)	Consists of shares of 2,500 shares of Class A Common, 1,269 shares of A1 Preferred, and 504 shares of A2 Preferred.
(j)	Consists of shares of 2,500 shares of Class A Common, 423 shares of A1 Preferred, and 279 shares of A2 Preferred.
(k)	Consists of 3,500 shares of Class A Common held by Genesis CLO 2007-1 Ltd.
(l)	Restricted Class A Common with vesting schedules.

(a) Amount beneficially owned:	16,350,824 shares (see description above)

(b) Percent of class:	100% (see description above)

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote:	21,082 shares

(ii) Shared power to vote or direct the vote:	16,350,824 shares (see description above)

(iii) Sole power to dispose or to direct the disposition of:	21,082 shares

(iv) Shared power to dispose or to direct the disposition of:	16,350,824 shares (see description above)

ITEM 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐.

ITEM 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not Applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Other than as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, in excess of 5% of the total outstanding shares of Class A Common.

ITEM 8.	Identification and Classification of Members of the Group.

Not Applicable.

ITEM 9.	Notice of Dissolution of Group.

Not Applicable.

ITEM 10.	Certifications

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2014	BANK OF AMERICA CORPORATION

	By:	/s/Michael Didovic
	Name:	Michael Didovic *
	Title:	Attorney-in-fact

*Signed pursuant to a limited power of attorney, dated January 6, 2011, included as Exhibit 99.2 to the Schedule 13D amendment filed by Bank of America Corporation on January 25, 2012, and incorporated herein by reference.

MERRILL LYNCH PIERCE FENNER & SMITH INCORPORATED

	By:	/s/ Sun Kyung Bae
	Name:	Sun Kyung Bae *
	Title:	Attorney-in-fact

*Signed pursuant to a power of attorney, dated May 10, 2011, included as Exhibit 99.2 to the Schedule 13D amendment filed by Bank of America Corporation on January 7, 2014, and incorporated herein by reference.

EXHIBIT INDEX

Ex.

1	Stockholders Agreement dated July 1, 2009 by and among Tropicana Las Vegas Hotel and Casino, Inc. and all of its then current stockholders (Incorporated by reference from Tropicana Las Vegas Hotel and Casino, Inc.’s General Form for Registration of Securities on Form 10 filed on February 16, 2010).

2

Power of Attorney, dated January 6, 2011 (previously included as Exhibit 99.2 to the Schedule 13D amendment filed by Bank of America Corporation on January 25, 2012, and incorporated herein by reference).

3	Power of Attorney, dated May 10, 2011 (previously included as Exhibit 99.2 to the Schedule 13D amendment filed by Bank of America Corporation on January 7, 2014, and incorporated herein by reference).

4	Joint Filing Agreement, dated February 14, 2014, by and among Bank of America Corporation and Merrill, Lynch, Pierce, Fenner & Smith Incorporated.